UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Interval Leisure Group, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   46113M108
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [_]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [_]   Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Capital Management, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      1,369,987(1)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      3,989,304(1)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,989,304(1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.1%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------
(1) The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC. Arrow Capital Management, LLC and the other Reporting Persons (as defined below) may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Partners LP

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      959,709(2)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      959,709(2)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      959,709(2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [X](3)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
--------
(2) The shares reported represent the holdings of Arrow Partners LP. Arrow Partners LP and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(3) Excludes shares and options held by the other Reporting Persons hereunder (as to which Arrow Partners LP (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow Offshore, Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      410,278(4)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      410,278(4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      410,278(4)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [X](5)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------
(4) The shares reported represent the holdings of Arrow Offshore, Ltd. Arrow Offshore, Ltd. and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(5) Excludes shares and options held by the other Reporting Persons hereunder (as to which Arrow Offshore, Ltd. (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alexandre von Furstenberg

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      1,369,987(6)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      3,989,304(6)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,989,304(6)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.1%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN; HC
--------
(6) The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC, for which Alexandre Von Furstenberg acts as a principal. Alexandre Von Furstenberg and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mal Serure

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      1,369,987(7)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      1,369,987(7)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,369,987(7)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [X](8)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.4%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN; HC
--------
(7) The shares reported represent the aggregate holdings of the private funds and accounts advised by Arrow Capital Management, LLC, for which Mal Serure acts as a principal. Mal Serure and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(8) Excludes shares and options held by the other Reporting Persons hereunder (as to which Mal Serure (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Diane von Furstenberg

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      4,951(9)

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      4,951(9)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,951(9)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [X](10)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.009%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------
(9) The shares reported represent the holdings in the accounts owned by Diane von Furstenberg. Diane von Furstenberg and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(10) Excludes shares and options held by the other Reporting Persons hereunder (as to which Diane von Furstenberg (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Diller

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      2,475,740(11)

6.    SHARED VOTING POWER

      684

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      2,476,424(11)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,476,424(11)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [X](12)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.4%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------
(11) The shares reported represent the holdings in the accounts owned by Barry Diller and include options to purchase 759,941 shares of Interval Leisure Group, Inc.'s Common Stock. With respect to the "Shared Dispositive Power" shares, this amount includes certain shares held by The Diller-von Furstenberg Family Foundation, for which Barry Diller retains investment and trading discretion. Barry Diller and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(12) Excludes shares and options held by the other Reporting Persons hereunder (as to which Barry Diller (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Diller - von Furstenberg Family Foundation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      684(13)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      684(13)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      684(13)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [X](14)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.001%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      00
--------
(13) The shares reported represent the holdings in the accounts of The Diller-von Furstenberg Family Foundation. The Diller-von Furstenberg Family Foundation and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(14) Excludes shares and options held by the other Reporting Persons hereunder (as to which The Diller-von Furstenberg Family Foundation (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arrow 2009 Grantor Retained Annuity Trust

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      137,942 (15)

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      137,942(15)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      137,942(15)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [X](16)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.244%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      00
--------
(15) The shares reported represent the holdings in the accounts of the Arrow 2009 Grantor Retained Annuity Trust. The Arrow 2009 Grantor Retained Annuity Trust and the other Reporting Persons may be deemed to be a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and have filed this joint Schedule 13G accordingly.

(16) Excludes shares and options held by the other Reporting Persons hereunder (as to which the Arrow 2009 Grantor Retained Annuity Trust (i) has no voting, investment or dispositive power and (ii) disclaims beneficial ownership).

CUSIP No. 46113M108
          ---------

Item 1(a).  Name of Issuer:

            Interval Leisure Group, Inc.
            -------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            6262 Sunset Drive
            Miami, FL 33143
            United States of America
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Arrow Capital Management, LLC
            Arrow Partners LP
            Arrow Offshore, Ltd.
            Alexandre von Furstenberg
            Mal Serure
            Diane von Furstenberg
            Barry Diller
            The Diller-von Furstenberg Family Foundation
            Arrow 2009 Grantor Retained Annuity Trust
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            Arrow Capital Management, LLC
            499 Park Avenue
            New York, NY 10022
            United States of America

            Arrow Partners LP
            499 Park Avenue
            New York, NY 10022
            United States of America

            Arrow Offshore, Ltd.
            c/o Meridian Fund Services Limited
            73 Front Street
            Hamilton HM 12
            Bermuda

            Alexandre von Furstenberg
            c/o Arrow Capital Management, LLC
            499 Park Avenue
            New York, NY 10022
            United States of America

            Mal Serure
            c/o Arrow Capital Management, LLC
            499 Park Avenue
            New York, NY 10022
            United States of America

            Diane von Furstenberg
            440 West 14th Street
            New York, NY 10014
            United States of America

            Barry Diller
            c/o IAC
            555 West 18th Street
            New York, New York 10011
            United States of America

            The Diller-von Furstenberg Family Foundation
            c/o IAC/InterActiveCorp
            555 West 18th Street, 5th Floor
            New York, New York 10011
            United States of America

            Arrow 2009 Grantor Retained Annuity Trust
            355 South Grand Avenue, 35th Floor
            Los Angeles, California 90071
            United States of America
            --------------------------------------------------------------------

      (c).  Citizenship:

            Arrow Capital Management, LLC - Delaware
            Arrow Partners LP - Delaware
            Arrow Offshore, Ltd. - Cayman Islands
            Alexandre von Furstenberg - United States of America
            Mal Serure - United States of America
            Diane von Furstenberg - United States of America
            Barry Diller - United States of America
            The Diller-von Furstenberg Family Foundation - Delaware
            Arrow 2009 Grantor Retained Annuity Trust - New York
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            46113M108
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act (15 U.S.C. 78c).

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act (15
                  U.S.C. 78c).

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act (15 U.S.C. 78c).

      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [_]   An investment adviser in accordance with
                  s.240.13d-1(b)(1)(ii)(E);

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  s.240.13d-1(b)(1)(ii)(F);

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C.1813);

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [_]   Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

      Arrow Capital Management, LLC - 3,989,304(1)
      Arrow Partners LP - 959,709(2)
      Arrow Offshore, Ltd. - 410,278(4)
      Alexandre von Furstenberg - 3,989,304(6)
      Mal Serure - 1,369,987(7)
      Diane von Furstenberg - 4,951(9)
      Barry Diller - 2,476,424(11)
      The Diller-von Furstenberg Family Foundation - 684(13)
      Arrow 2009 Grantor Retained Annuity Trust - 137,942(15)
      --------------------------------------------------------------------------

(b)   Percent of class:

      Arrow Capital Management, LLC - 7.1%
      Arrow Partners LP - 1.7%
      Arrow Offshore, Ltd. - 0.7%
      Alexandre von Furstenberg - 7.1%
      Mal Serure - 2.4%
      Diane von Furstenberg - 0.009%
      Barry Diller - 4.4%
      The Diller-von Furstenberg Family Foundation - 0.001%
      Arrow 2009 Grantor Retained Annuity Trust - 0.244%
      --------------------------------------------------------------------------

(c)   Number of shares as to which the person has:

      Arrow Capital Management, LLC

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote           1,369,987(1)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                       3,989,304(1)
                                                            --------------.

      Arrow Partners LP

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote             959,709(2)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                         959,709(2)
                                                            --------------.

      Arrow Offshore, Ltd.

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote             410,278(4)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                         410,278(4)
                                                            --------------.

      Alexandre von Furstenberg

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote           1,369,987(6)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                       3,989,304(6)
                                                            --------------.

      Mal Serure

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote           1,369,987(7)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                       1,369,987(7)
                                                            --------------.

      Diane von Furstenberg

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote                  4,951(9)
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote                   0
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                           4,951(9)
                                                            --------------.

      Barry Diller

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote             2,475,740(11)
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote                 684
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                       2,476,424(11)
                                                            --------------.

      The Diller-von Furstenberg Family Foundation

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote                     0
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote                 684(13)
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                             684(13)
                                                            --------------.

      Arrow 2009 Grantor Retained Annuity Trust

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote               137,942(15)
                                                            --------------,

      (ii)  Shared power to vote or to direct the vote                   0
                                                            --------------,

      (iii) Sole power to dispose or to direct the
            disposition of                                               0
                                                            --------------,

      (iv)  Shared power to dispose or to direct the
            disposition of                                         137,942(15)
                                                            --------------.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      N/A
      --------------------------------------------------------------------------

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      N/A
      --------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      N/A
      --------------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      See Exhibit A hereof.
      --------------------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      N/A
      --------------------------------------------------------------------------

Item 10. Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2010
                                ------------------------------------------------
                                                     (Date)


                                Arrow Capital Management, LLC*

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Managing Member

                                Arrow Partners LP*

                                By: Arrow Advisors LLC, its General Partner

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Managing Member

                                Arrow Offshore, Ltd.*

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Director

                                /s/ Alexandre von Furstenberg*
                                ------------------------------
]                                   Alexandre von Furstenberg

                                /s/ Mal Serure*
                                ------------------------------
                                    Mal Serure

                                /s/ Diane von Furstenberg*
                                ------------------------------
                                    Diane von Furstenberg

                                /s/ Barry Diller*
                                ------------------------------
                                    Barry Diller

                                The Diller-von Furstenberg Family Foundation*

                                By: /s/ Barry Diller
                                    --------------------

                                Arrow 2009 Grantor Retained Annuity Trust*

                                By: /s/ Steven Guise
                                    ---------------------
                                Name:  Steven Guise
                                Title: Trustee

* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                  IDENTITY OF GROUP MEMBERS PURSUANT TO ITEM 8

      The members of the group are:

            i)    Arrow Capital Management, LLC;

            ii)   Arrow Partners LP;

            iii)  Arrow Offshore, Ltd.;

            iv)   Alexandre von Furstenberg;

            v)    Mal Serure;

            vi)   Diane von Furstenberg; and

            vii)  Barry Diller.

            viii) The Diller-von Furstenberg Family Foundation

            ix)   Arrow 2009 Grantor Retained Annuity Trust

                                                                       Exhibit B

                                   AGREEMENT

      The undersigned agree that this Amendment No. 2 to Schedule 13G dated February 12, 2010 relating to the Common Stock of Interval Leisure Group, Inc. shall be filed on behalf of the undersigned.

                                Arrow Capital Management, LLC

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Managing Member

                                Arrow Partners LP

                                By: Arrow Advisors LLC, its General Partner

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Managing Member

                                Arrow Offshore, Ltd.

                                By: /s/ Mal Serure
                                    ------------------
                                Name:  Mal Serure
                                Title: Director

                                /s/ Alexandre von Furstenberg
                                ------------------------------
]                                   Alexandre von Furstenberg

                                /s/ Mal Serure
                                ------------------------------
                                    Mal Serure

                                /s/ Diane von Furstenberg
                                ------------------------------
                                    Diane von Furstenberg

                                /s/ Barry Diller
                                ------------------------------
                                    Barry Diller

                                The Diller-von Furstenberg Family Foundation

                                By: /s/ Barry Diller
                                    --------------------

                                Arrow 2009 Grantor Retained Annuity Trust

                                By: /s/ Steven Guise
                                    ---------------------
                                Name:  Steven Guise
                                Title: Trustee

SK 21739 0002 1068972